SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2


Beverly Hills Bancorp Inc.
(Name of Issuer)


Common Stock, par value $0.01 per share
(Title of Class of Securities)


087866109
(CUSIP Number)


Robert H. Kanner
3830 Kelley Avenue
Cleveland, Ohio 44114
(216) 426-5588

with a copy to:
Stephen R. Kalette, Esq.
3830 Kelley Avenue
Cleveland, Ohio 44114
(216) 426-5566
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [__]

(Continued on following pages)

(Page 1 of 5 pages)


SCHEDULE 13D/A

____________________					____________________
CUSIP NO. 087866109					PAGE 2 OF 5 PAGES


1	NAME OF REPORTING PERSON

      Robert H. Kanner




2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [   ]
	(b) [ X ]



3	SEC USE ONLY



4	SOURCE OF FUNDS*
        PF


5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)   [    ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio, USA


NUMBER OF SHARES		7	SOLE VOTING POWER
BENEFICIALLY OWNED			1,120,002
BY EACH REPORTING
PERSON

				8	SHARED VOTING POWER
					None


				9	SOLE DISPOSITIVE POWER
					1,120,002



				10	SHARED DISPOSITIVE POWER
					None


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON	1,120,002



12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
CERTAIN SHARES
[    ]



13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
	5.976%



14	TYPE OF REPORTING PERSON
	IN


____________________				       	____________________
							PAGE 3 OF 5 PAGES

ITEM 1.	SECURITY AND ISSUER

		Beverly Hills Bancorp Inc.
		23901 Calabasas Road
		Suite 1050
		Calabasas CA 93102

		Common Stock, par value $.01 per share


ITEM 2.	IDENTITY AND BACKGROUND

a.	Robert H. Kanner

b.	3830 Kelley Avenue
	Cleveland, Ohio 44112

c.	President, Pubco Corporation
	3830 Kelley Avenue
	Cleveland, Ohio 44114

d.	Mr. Kanner has not been convicted in any criminal proceeding
(excluding traffic violations) during the last 5 years or ever.

e.	Mr. Kanner has not, during the last 5 years or ever, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining violations or prohibiting or mandating activities subject to federal or state securities laws or finding any violation of such laws.

f.	Citizenship - USA


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	NA



____________________				       	____________________
							PAGE 4 OF 5 PAGES


ITEM 4.	PURPOSE OF TRANSACTION

As previously reported, Mr. Kanner acquired his shares of Common Stock for investment. Mr. Kanner is currently a member of the Issuer's Board of Directors and is supportive of the business plan and objectives currently being pursued by the Issuer's Board and executive management. Other than plans previously disclosed by the Issuer or as may be approved by the current Board of Directors of the Issuer, Mr. Kanner has no present plans or proposals which relate to or would result in:

a.	An acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, however, Mr. Kanner might acquire additional securities of the Issuer or dispose of some or all or his securities depending on market conditions and his own personal circumstances.

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d.	Any change in the present Board of Directors or Management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board.

e.	Any material change in the present capitalization or dividend policy of the Issuer.

f.	Any other material change in the Issuer's business or corporate structure.

g.	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person.

h.	Causing a class of securities of the Issuer to be de-listed from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

i.	A class if equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

j.	Any action similar to any of those enumerated above.

____________________				       	____________________
 						        PAGE 5 OF 5 PAGES


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

a.	1,120,002 shares of the Issuer's Common Stock or approximately 5.976%
of the Issuer's outstanding Common Stock. That number of shares includes 23,334 shares that may be acquired upon exercise of options. Mr. Kanner owns no other securities of the Issuer and has made no transactions in such securities in the prior 60 days except as reported herein.

b.	Mr. Kanner has sole power to vote and sole power to dispose of the
Common Shares.

c.	Mr. Kanner tendered shares in the recently completed tender offer by the Issuer solely to avail himself of a liquidity event for his shares (which have a relatively low cost basis). The Issuer repurchased 784,998 of Mr. Kanner's shares for $9 per share. As stated above, Mr. Kanner is supportive of the business plan and objectives currently being pursued by the Issuer's Board and executive management.

d.	No person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any of Mr. Kanner's securities.


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH REASPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships between Mr. Kanner and any other person with respect to securities of the Issuer.


ITEM 7.	MATERIALS TO BE FILED AS AN EXHIBIT

No documents are required to be filed as exhibits to this Schedule 13D/A.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: August 23, 2006                      /s/ Robert H. Kanner
                                           -----------------------
                                           Robert H. Kanner